Filed by Obsidian Enterprises, Inc.
                                     Pursuant to Rule 425 under the Securities
                                     Act of 1933

                                     Subject Company: Net Perceptions, Inc.
                                     Registration Statement No. 333-111191

                                     Date: March 18, 2004


FOR IMMEDIATE RELEASE
MARCH 18, 2004

OBSIDIAN  ENTERPRISES (OTCBB: OBDE) INCREASES OFFER FOR NET PERCEPTIONS (NASDAQ:
NETP) AND ANNOUNCES EXTENSION OF THE EXCHANGE OFFER

INDIANAPOLIS, March 18, 2004 -- Obsidian Enterprises, Inc. (OTCBB: OBDE), a holding company headquartered in Indianapolis, announced today that it will increase its offer to provide shareholders of Net Perceptions, Inc. (Nasdaq:
NETP) the opportunity to receive twenty-five cents ($0.25) per share in cash and three one-hundredths (3/100) share of Obsidian common stock for each share of Net Perceptions common stock. The new offer represents an increase in the cash consideration of five cents ($0.05) per share over the existing offer.

Commenting on these developments, Timothy S. Durham, CEO of Obsidian stated "We believe Net Perceptions' Board of Directors and management are out of touch with their shareholder base as reflected by Net Perceptions' inability to get a quorum at its recently scheduled special meeting more than 150 days after announcing its intentions to pursue a Plan of Liquidation. Net Perceptions' directors and management have obviously not offered a compelling alternative and continue to refuse to let the owners of Net Perceptions make the ultimate decision of ownership--the decision to sell."

Obsidian also announced that it has extended its exchange offer until 5:00 p.m., New York City time, on Wednesday, April 7, 2004. In connection with the extension, Obsidian announced that one condition to the exchange offer, that Net Perceptions not take further action in connection with its proposed plan of liquidation, has been waived, but only to the extent of actions taken to date. Other terms and conditions of the exchange offer remain unchanged.

Obsidian commenced its offer on December 15, 2004. Obsidian currently does not own any of the outstanding shares of Net Perceptions. The offer was scheduled to expire at 5:00 p.m., New York City time, on March 17, 2004. As of the close of business on March 17, 2004, based on information received from the exchange agent, approximately 1,135,149 Net Perceptions shares had been deposited.

The offer is subject to certain conditions, including that:

     o Net Perceptions takes appropriate action to cause its poison pill to not be applicable to the offer;

     o Obsidian be satisfied that Section 203 of the Delaware General Corporation Law will not be applicable to the contemplated second-step merger;

     o stockholders tender at least 51% of the outstanding shares of common stock of Net Perceptions; and

     o Net Perceptions not take any further action in connection with the liquidation or dissolution of Net Perceptions.

Obsidian filed a Registration Statement on Form S-4 and a Tender Offer Statement related to the current offer with the Securities and Exchange Commission on December 15, 2003 and filed amendments to each on December 17, 2003 and March 11, 2004. Obsidian intends to promptly file with the SEC amendments to these documents embodying these terms and incorporating Obsidian's financial information for the quarter ended January 31, 2004, included in its Quarterly Report on Form 10-Q filed this week.

The Exchange Agent for the exchange offer is StockTrans, Inc., 44 West Lancaster Avenue, Ardmore, Pennsylvania 19003. The Information Agent for the exchange offer is Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022. You may contact Innisfree M&A, toll-free, at (888) 750-5834 if you have additional questions about the proposed transaction.

Obsidian is a holding company headquartered in Indianapolis, Indiana. It conducts business through its subsidiaries: Pyramid Coach, Inc., a leading provider of corporate and celebrity entertainer coach leases; United Trailers, Inc., and its division, Southwest Trailers, manufacturers of steel-framed cargo, racing ATV and specialty trailers; U.S. Rubber Reclaiming, Inc., a butyl-rubber reclaiming operation; and Danzer Industries, Inc., a manufacturer of service and utility truck bodies and steel-framed cargo trailers.

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Net Perceptions, Inc. or Obsidian Enterprises, Inc. Obsidian Enterprises has filed with the Securities and Exchange Commission a registration statement, exchange offer documents and definitive proxy materials with respect to the proposed transaction. Investors and security holders are advised to read those documents because they include important information. Investors and security holders may obtain a free copy of any documents filed by Obsidian Enterprises with the SEC at the SEC's website at www.sec.gov. The exchange offer documents, registration statement and definitive proxy materials and the other documents may also be obtained free of charge by directing a request by mail to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, or by calling toll-free (888) 750-5834, and may also be obtained from Obsidian Enterprises, Inc. by directing a request by mail to Obsidian Enterprises, Inc. 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46024, Attn: Rick D. Snow.

This press release contains "forward-looking statements." These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. Obsidian Enterprises cannot provide assurances that the exchange offer described in this press release will be successfully completed or that we will realize the anticipated benefits of any transaction. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the availability of liquidity under our existing lines of credit; successful integration of acquired or merged businesses; changes in interest rates; our ability to retain key management and employees; our ability to meet demand at competitive prices in our coach leasing segment and our trailer and related transportation equipment manufacturing segment; our ability to successfully develop alternative sources of raw materials in our butyl rubber reclaiming segment; relationships with significant customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in Obsidian Enterprises's Securities and Exchange Commission filings.

Source: Obsidian Enterprises, Inc.


For More Information Contact:
Timothy S. Durham
Chairman & C.E.O.
Obsidian Enterprises, Inc.
tsdurham@msn.com
317-237-4055